Exhibit A

To: Happy City Group Limited	Date: 17 April 2026

Important Notice:

This letter sets out the terms and conditions upon which I would provide/continue/renew loan facilities to you. You are advised to read and understand the terms and conditions before accepting this letter.

Dear Sirs,

Re:	General Loan Facility

Further to our recent discussions, we are pleased to grant the captioned facility (the “Loan”) to you subject to the General Terms and Conditions for the General Loan Facility (the “General Terms”) and the terms and conditions as stated below:-

1.	Principal Loan Amount	:	USD1,000,000.00

2.	Interest Rate	:	2.9% per month (effective rate is 34.8% per annum) and payable monthly in advance in the sum of USD29,000 each and chargeable on monthly basis.

3.	Drawdown and Repayment	:	To be drawdown on 17 April 2026 and to be repaid on or before 17 October 2026 or such other date and on such other terms as mutually agreed by the Lender and the Borrower in writing.

We reserve the right to demand the Borrower from time to time for repayment of all outstanding loan principal and interest.

4.	Collateral Securities	:	i.	Execute of the instrument of transfer and bought and sold notes (in blank date form) in respect of 12,000,000 Class B ordinary shares of Happy City Holdings Limited (“Happy City”), together with the power of attorney therefor, by the Borrower in favour of Lender (the Pledge Documents), and the Pledge Documents, being the security document, shall be kept at the office of David Fong & Co. at Unit A, 12th Floor, China Overseas Building, 139 Hennessy Road, Wanchai, Hong Kong from time to time until full repayment is made, and the Lender shall exercise the right to enforce the said Pledge Document once the default payment was made by the Borrower;

ii.	Specimen signature(s) of the director(s) of the Borrower;

iii.	Original of physical certificate in respect of the Class B ordinary shares of Happy City owned by the Borrower;

iv.	Directors’ resolutions of the Borrower in unanimous approval of the Loan, this loan facility letter, the Pledge Documents and the transactions contemplated thereunder;

v.	Certificate of incumbency and certificate of good standing in respect of the Borrower dated not more than three (3) days prior to the date of loan drawdown;

vi.	Copy(ies) of Passport and/or Hong Kong Identity Card(s) of the director(s) of the Borrower; and

vii.	Such other documents as we may request including those as may be required to evidence any and all licences, authorizations, consents or approvals necessary for the performance by you or the security provider(s) of their respective obligations under this facility letter and the security documents

In the event of any Event of Default, the Lender shall be entitled, without further notice or consent of the Borrower, to exercise all rights available under the Pledge Documents, including but not limited to: (i) completing and dating the transfer instruments and selling, assigning, or otherwise disposing of the pledged shares at such price and on such terms as the Lender deems fit, whether by private treaty or public auction; (ii) appropriating the proceeds of such sale towards discharge of the Loan and all accrued interest, default interest, costs, charges, and expenses; and (iii) retaining the pledged shares in satisfaction of all or part of the indebtedness, to the fullest extent permitted by law. The Borrower expressly waives any right to prior notice, judicial intervention, or consent in respect of any enforcement action taken by the Lender.

5.	Representations and Warranties	:

The Borrower represents and warrants that:-

(a) It / Happy City is not in breach of or in default under any agreement to which it / Happy City is a party or which is binding on it / Happy City or any of the assets of it / Happy City to an extent or in a manner which might have any adverse effect on their financial condition;

(b) it has full power to enter into and perform its obligations under this loan facility letter and the related security documents and to incur the liabilities and indebtedness hereby contemplated;

(c) execution of this loan facility letter and the related security documents do not and will not constitute an Event of Default or breach of any existing law or regulation or of the terms of any charge, contract, undertaking or restriction binding on it;

(d) no event has occurred which constitutes (or with the giving of notice or lapse of time or both would constitute) any one of the Events of Default;

(e) no litigation, arbitration or proceeding is taking place, pending, or to its knowledge, threatened against it / Happy City or any of its / Happy City’s assets which may have an adverse effect on its / Happy City’s financial condition;

(f) all of the written information supplied by it to the Lender in connection herewith is true, complete and accurate in all aspects and it is not aware of any facts or circumstances that have not been disclosed to the Lender and which might, if disclosed, adversely affect the decision of a person considering whether or not to provide the Loan to the Borrower;

(g) any other terms and conditions Lender deems necessary.

6.	Events of Default	:	The Borrower agrees and acknowledges that the Lender shall have the right to demand immediate repayment by the Borrower of the outstanding amount of the Loan, together with Interest accrued thereon and all Overdue Interest and charges, if any, upon the happening of any of the following events (“Events of Default”)

(a)	the non-payment when due of the Loan, Interest, Overdue Interest or charges, if any, or any other monies due hereunder; or

(b)	any winding up petition against the Borrower / Happy City is issued; or

(c)	if any of the representations, warranties, undertakings or statements made by the Borrower in this loan facility letter, or any related security document is not complied with or is found to have been incorrect in any respect; or

(d)	any default, breach, non-compliance or non-observance of any of the provisions of this loan facility letter, and / or the related security documents; or

(e)	any of the provisions of this loan facility letter or the related security documents having been defaulted or rendered unlawful, unenforceable or jeopardized in its force, effect or validity in any way; or

(f)	any party to any related security document fails duly to perform or comply with in any respect which is material, any obligations expressed to be assumed by it in the related security document and such failure is not remedied after the Lender has given notice thereof;

(g)	any of the Borrower / Happy City commits an act of bankruptcy or has a receiving order made against it or makes any arrangement with its creditors or makes any assignment for the benefit of such creditors or, (being a limited company) passes or convenes a meeting to pass a resolution for winding-up, or a petition for winding up is presented against it, or a receiver of its undertaking or assets or any part thereof is appointed, or if it ceases or threatens to cease to carry on its business or transfers or disposes of all or substantially all of its assets without the Lender’s consent, or if distress or execution is levied or threatened upon any of the Borrower’s / Happy City’s property or any judgment against the Borrower / Happy City remains unsatisfied for more than seven days, PROVIDED that it is hereby expressly declared that the above constitutes a non-exhaustive list and that this clause shall extend to any proceedings or actions in any jurisdiction whatsoever which could be included in the above list as being ejusdem generis with the proceedings / actions specifically referred to therein;

(h)	any party to the related security document repudiates any security document or does or cause to be done any act or thing evidencing an intention to repudiate any security document; or

(i)	the Borrower / Happy City enters into any agreement (whether oral or written) or any assignment with any party to sell, charge, mortgage, alienate, part with possession of its properties or any part thereof, or receives any deposit in relation to the same.

7.	Default interest	:	In the event of default of payment by the Borrower and without prejudice to all its other rights under this facility, the Lender reserve all rights to charge default interest at the rate of 4.0% per month on the outstanding loan from the date of default until fully settle of the outstanding amount (if any).

8.	Prepayment	:	The Borrower shall have an option at any time to make early repayment of the whole or part of the said loan after the date of loan drawdown SUBJECT TO the Borrower :-

(i)	giving the Lender not less than one calendar month’s advance notice in writing or payment to the Lender one month’s interest on the outstanding loan in lieu.

(ii)	A prepayment fee will be charged equal to half of unearned interest on the Principal amount for the remaining until due for Repayment if the Loan is repaid in part or in full prior to the time due for Repayment and such other amount as the Lender shall from time to time in its discretion determine and advise you in writing.

Please signify your receipt of the General Terms and your understanding and acceptance of this offer by signing and returning to us the duplicate copy of this letter, failing which this offer shall lapse.

Yours faithfully,

For and on behalf of

Sky Way Innovation Holdings Limited

WANG Feng
Director

Confirmation for Acceptance

After due and careful consideration of the content of this letter, we agree to accept the Loan and be bound by all the terms and conditions herein set out.

The specimen chop and the signature of the authorized Director of the Borrower

Happy City Group Limited
Name: Kwan Suk Yee
Title: Director
Date:

Witness:-

Name:
Title:
Date:

Memorandum of Loan Agreement

1.	Date of Loan Agreement	:	17 April 2026
2.	Lender	:	Sky Way Innovation Holdings Limited
3.	Lender’s Address	:	Room 2101, Building 1, No. 99 Fengxiang Road, Xiangzhou District, Zhuhai City, Guangdong Province, China
4.	Name of the Borrower	:	Happy City Group Limited
5.	Identity of the Borrower	:	BVI Company No.2036898
6.	Address of the Borrower	:	Vistra Corporate Services Centre, Wickhams Cay II, Road Town, VG1110, British Virgin Islands
7.	Bank Account of the Borrower	:	Bank name: Bank of China Limited Account name: Happy City Group Limited Account number: 01287521612206
8.	Loan Amount	:	USD1,000,000.00
9.	Drawdown Date of the Loan	:	17 April 2026
10.	Interest Rate	:	2.9% per month (effective rate at [34.8]% per annum)
11.	Default Interest Rate	:	4.0% per month (effective rate at [48.0]% per annum) from the date of Default Payment until full settlement of the outstanding amount (judgment rate shall not apply for this General Loan Facility)
12.	Date of Repayment	:	17 October 2026
13.	Collateral	:

12,000,000 Class B ordinary shares of Happy City Holdings Limited

The above collateral shall be returned to the Borrower within two (2) days upon full repayment is made. All costs and expenses incurred in relation to the return of the collateral securities to the Borrower at the cost of the Lender.

Signed for and on behalf of the Lender	Acknowledge receipt of this memorandum of Loan Agreement by the Borrower:

Lender: Sky Way Innovation Holdings Limited Name: WANG Feng Title: Director	Borrower: Happy City Group Limited Name: Kwan Suk Yee Title: Director